SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: November 9, 2011

China Kanghui Holdings Reports Third Quarter 2011 Financial Results

Net Revenue Increased 26.9% Year-Over-Year

Gross Profit Increased 28.0% Year-Over-Year

CHANGZHOU, November 9, 2011 – China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, today announced financial results for the third quarter of 2011.

Third Quarter 2011 Highlights

•	Total net revenue for the third quarter of 2011 increased by 26.9% year-over-year to RMB80.7 million from RMB63.6 million in the corresponding period of the prior year.

•	Gross profit for the third quarter of 2011 increased by 28.0% year-over-year to RMB58.5 million from RMB45.7 million in the corresponding period of the prior year

•	Operating income for the third quarter of 2011 increased by 12.3% year-over-year to RMB36.4 million from 32.4 million in the corresponding period of the prior year.

•	Net income for the third quarter of 2011 increased by 8.6% year-over-year to RMB28.9 million from RMB26.6 million in the corresponding period of the prior year.

•	Non-GAAP[1] net income for the third quarter of 2011 increased by 11.0% year-over-year to RMB31.3 million from RMB28.2 million in the corresponding period of the prior year.

[1]

All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

[2]	Each of the Company’s American Depositary Shares (“ADS”), which are traded on New York Stock Exchange, represents six of the Company’s ordinary shares.
[3]

This announcement contains translations of certain Renminbi (“RMB”) amounts into US dollars (“$”) at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended September 30, 2011 were made at the noon buying rate of RMB6.3780 to USD1.00 on September 30, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Mr. Libo Yang, Chief Executive Officer of the Company, stated, “We are very pleased that Kanghui once again exceeded expectations and delivered another strong quarterly financial performance in the third quarter of 2011. We continued to benefit from strong growth in our domestic sales, as we further enhanced our brand recognition and market share in China. We believe our new manufacturing facilities, new product introductions and the smooth integration of our recent acquisitions have laid a strong foundation for our future growth. In short, the third quarter of 2011 was another successful milestone that supported our growth strategy.

Ms. Sarah Wang, Chief Financial Officer of Kanghui, commented, “Our strong third quarter performance demonstrates the resiliency of Kanghui’s balanced and diversified revenue model, pursuant to which the decrease in our international sales were fully covered by our strong growth in domestic and OEM sales. We continued to benefit from firm pricing in our proprietary products and achieved strong gross profits. Considering the strong demand for our products and our increasing market share, we feel confident about our future prospects for the remainder of 2011 and beyond.”

Third Quarter 2011 Financial and Operating Results

Net revenue increased by 26.9% year-over-year to RMB80.7 million ($12.7 million) in the third quarter of 2011 from RMB63.6 million in the corresponding period of the prior year. Net revenue from trauma products increased by 22.8% year-over-year to RMB48.5 million ($7.6 million) in the third quarter of 2011 from RMB39.5 million in the corresponding period of the prior year. Net revenue from spine products increased by 34.4% year-over-year to RMB25.4 million ($4.0 million) in the third quarter of 2011 from RMB18.9 million in the corresponding period of the prior year. Net revenue from OEM products increased by 30.8% year-over-year to RMB6.8 million ($1.1 million) in the third quarter of 2011 from RMB5.2 million in the corresponding period of the prior year. Domestic sales of proprietary products increased by 36.5% year-over-year to RMB64.0 million ($10.0 million) in the third quarter of 2011 from RMB46.9 million in the corresponding period of the prior year, while international sales of proprietary products decreased by 13.9% year-over-year to RMB9.9 million ($1.6 million) in the third quarter of 2011 from RMB11.5 million in the corresponding period of the prior year.

In the third quarter of 2011, cost of revenue increased by 23.5% to RMB22.1 million ($3.5 million) from RMB17.9 million in the corresponding period of the prior year. Gross profit increased by 28.0% to RMB58.5 million ($9.2 million) in the third quarter of 2011 from RMB45.7 million in the corresponding period of the prior year. Gross margin for the third quarter of 2011 was 72.5%, compared to 71.9% in the corresponding period of the prior year. Selling expenses increased by 50.9% to RMB8.3 million ($1.3 million) in the third quarter of 2011 from RMB5.5 million in the corresponding period of the prior year. General and administrative expenses increased by 72.6% to RMB10.7 million ($1.7 million) in the third quarter of 2011 from RMB6.2 million in the corresponding period of the prior year. Research and development expenses increased by 88.2% to RMB3.2 million ($502, 000) in the third quarter of 2011 from RMB1.7 million in the corresponding period of the prior year.

Provision for income taxes in the third quarter of 2011 was RMB11.1 million ($1.7 million), representing an effective tax rate of 27.9%, compared to an income tax expense of RMB4.3 million in the corresponding period of the prior year.

Operating income increased by 12.3% to RMB36.4 million ($5.7 million) in the third quarter of 2011 from RMB32.4 million in the corresponding period of the prior year. Operating margin decreased to 45.1% in the third quarter of 2011 from 50.9% in the corresponding period of the prior year.

Net income was RMB28.9 million ($4.5 million) in the third quarter of 2011, representing a year-over-year increase of 8.6% from RMB26.6 million in the corresponding period of the prior year. On a diluted per ADS2 basis, the Company reported net income per diluted ADS of RMB1.12 ($0.18) in the third quarter of 2011, compared to a net income per diluted ADS of RMB0.73 in the corresponding period of the prior year. Non-GAAP net income, which excludes share based compensation expenses, increased by 11.0% to RMB31.3 million ($4.9 million) from RMB28.2 million in the corresponding period of the prior year. The Company reported non-GAAP net income per diluted ADS of RMB1.21 ($0.19) in the third quarter of 2011, compared to a non-GAAP net income per diluted ADS of RMB0.81 in the corresponding period of the prior year.

During the third quarter of 2011, the Company had a weighted average diluted share count of approximately 155.2 million shares (equivalent to 25.9 million ADSs), compared to 112.3 million shares (equivalent to 18.7 million ADSs) in the corresponding period of the prior year.

Balance Sheet

As of September 30, 2011, the Company had cash and cash equivalents of RMB340.4 million ($53.4 million), compared to RMB262.5 million as of December 31, 2010. As of September 30, 2011, the Company held short-term investments of RMB93.2 million ($14.6 million), compared to RMB266.7 million as of December 31, 2010.

Business Outlook

Mr. Yang added, “Taken into account our strong third quarter performance and the continued demand for all of our product lines, we are once again increasing our revenue and net income guidance for full year 2011.”

The Company anticipates revenue for full year 2011 to increase to the range of RMB313 million to RMB318 million, which represents a year-over-year growth of 29% to 31%. This compares to the Company’s previous 2011 revenue guidance of RMB303 million to RMB313 million. The Company estimates non-GAAP net income for full year 2011 will increase to the range of RMB124 million to RMB128 million, compared to its previous estimate of RMB122 million to RMB127 million.

Non-Cash Share-Based Compensation Expense Discussion

The Company recognized non-cash share-based compensation expenses of approximately RMB2.4 million ($376, 000) in the third quarter of 2011.

The Company classified these non-cash share-based compensation expenses in its costs of revenue, selling expenses, general and administrative expenses as well as in research and development expenses. The break out of these expenses per line item is provided in the financial tables attached to this press release.

The Company has provided a non-GAAP presentation of results which excludes the non-cash share-based compensation expenses. Please refer to the non-GAAP presentation provided in the appendix for a year over year comparison of non-cash share-based compensation expenses. The Company believes that non-GAAP presentation is a helpful tool for the Company to plan and forecast future periods and both management and investors benefit from referring to such non-GAAP presentation in assessing the performance of the Company.

Conference Call

Kanghui will hold a corresponding conference call and live webcast at 8:00 a.m. ET on Thursday, November 10, 2011 (9:00 p.m. Beijing time on Thursday, November 10, 2011) to discuss the third quarter results and answer questions from investors. Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free:	800-819-0121
China Toll:	400-620-8038
Conference ID:	20863271

A replay of the webcast will be accessible through November 24, 2011 on http://ir.kanghui.com or by dialing:

United States toll free:	+1-866-214-5335
US Toll/International:	+1-718-354-1232
Passcode:	20863271

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma and spine. It has an extensive network of distributors for its products in China. In addition, Kanghui’s products are distributed in 28 countries. Kanghui has strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of existing product lines and enhancements of existing products. For more information, please visit www.kanghui.com.

Use of Non-GAAP Financial Measures

The Company has included non-GAAP financial measures in this press release. Non-GAAP financial measures are defined as GAAP gross profit excluding non-cash share-based compensation expenses, operating income excluding non-cash share-based compensation expenses, net income excluding non-cash share-based compensation expenses, net margin excluding non-cash share-based compensation expenses, basic earnings per share and per ADS excluding non-cash share-based compensation expenses, and diluted earnings per share and per ADS excluding non-cash share-based compensation expenses. The Company believes that management and investors benefit from referring to the non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The use of non-GAAP financial measures has limitations and readers should not consider non-GAAP financial measures in isolation from or as alternatives to consolidated financial metrics prepared in accordance with U.S. GAAP. Readers are encouraged to refer to the reconciliation of non-GAAP measures to GAAP measures included herein.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature, including, among other things, the Company’s unaudited operating results for 2010 and anticipated operating results for 2011, the expected growth driven by the Company’s new manufacturing facilities, new product introductions and the smooth integration of its recent acquisitions, the continued demand for the Company’s products, the Company’s ability to increase its market share, future prospects of the Company and the ability for the Company to realize its business plans for the remainder of 2011. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The actual results and other circumstances of the Company may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter 2011 are preliminary, unaudited and subject to audit adjustment. Adjustments to the financial statements may be identified when audit work is performed for the year end audit, which could result in significant differences from this preliminary unaudited financial information. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the Company’s beliefs regarding its strengths and strategies; the Company’s ability to expand its international business; the Company’s ability to develop and successfully market new products in China and internationally; the Company’s current expansion strategy, including its ability to expand its manufacturing and research and development facilities and capabilities and the Company’s future prospects, business development, results of operations and financial condition. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20F for the fiscal year 2010, as filed with the Securities and Exchange Commission on June 3, 2011, and are available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 5 of the Company’s annual report for fiscal year 2010 and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission, which can be found on the Company’s website at www.kanghui.com or at www.sec.gov.

Contact Information

China Kanghui Holdings Investor Relations Department

+1-888-321-2558

Asia Bridge Capital Limited

Carene Toh

+86-186 1835 6339

carene.toh@asiabridgegroup.com

China Kanghui Holdings

Summary - Third Quarter 2011

(RMB in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2011	2010	2011
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue	63,599	80,659	170,469	230,392
Gross profit	45,701	58,514	119,143	165,279
Non-GAAP gross profit	45,755	58,563	119,286	165,427
Operating income	32,355	36,371	77,419	96,549
Non-GAAP operating income	33,939	38,773	84,753	101,906
Net income	26,648	28,885	72,178	78,733
Non-GAAP net income	28,232	31,287	79,512	84,090
Earnings per share -basic	0.14	0.21	0.09	0.57
Earnings per share -diluted	0.12	0.19	0.08	0.51
Earnings per ADS -basic	0.81	1.23	0.56	3.41
Earnings per ADS -diluted	0.73	1.12	0.49	3.08
Non-GAAP earnings per share -basic	0.15	0.22	0.20	0.61
Non-GAAP earnings per share -diluted	0.14	0.20	0.17	0.55
Non-GAAP earnings per ADS -basic	0.91	1.34	1.17	3.64
Non-GAAP earnings per ADS -diluted	0.81	1.21	1.02	3.29

- Revenue By Product Category
Trauma	39,493	48,444	110,473	137,926
Spine	18,869	25,372	45,974	70,826
OEM	5,237	6,843	14,022	21,640
- Revenue by Business Sector
Domestic	46,835	63,909	127,360	171,651
International	11,527	9,907	29,087	37,101
OEM	5,237	6,843	14,022	21,640

China Kanghui Holdings

Consolidated Balance Sheets

Expressed in thousands

	As of December 31, 2010	As of September 30, 2011
	RMB	RMB Unaudited	US$ Unaudited
Assets
Current assets:
Cash and cash equivalents	262,476	340,418	53,374
Bills receivable	8,163	4,927	772
Short-term investments	266,673	93,238	14,619
Accounts receivable, net	55,131	84,448	13,241
Inventories, net	86,266	105,238	16,500
Prepayments and other current assets	11,693	19,288	3,023
Deferred tax assets	12,134	16,214	2,542
Amount due from related parties	644	1,388	218

Total current assets	703,180	665,159	104,289

Non-current assets:
Property, plant and equipment, net	107,237	246,551	38,657
Intangible assets, net	46,995	63,122	9,897
Prepaid land lease payments	23,298	22,933	3,596
Goodwill	131,527	155,341	24,356
Long-term investments	—	26,486	4,153
Deposits for non-current assets	37,507	6,137	962
Deferred tax assets	2,436	2,805	440
Other long-term assets	—	352	55

Total non-current assets	349,000	523,727	82,116

Total assets	1,052,180	1,188,886	186,405

Liabilities and equity
Current liabilities:
Accounts payable	15,086	18,672	2,928
Accrued expenses and other liabilities	47,433	61,214	9,598
Income tax payable	2,830	6,529	1,024
Deferred revenue	289	119	19
Uncertain tax positions	8,004	16,925	2,654
Amount due to related parties	4,040	2,266	355
Deferred tax liabilities	—	378	59

Total current liabilities	77,682	106,103	16,637

Non-current liabilities:
Deferred government grants	5,511	5,210	817
Deferred tax liabilities	11,700	15,750	2,469

Total non-current liabilities	17,211	20,960	3,286

Total liabilities	94,893	127,063	19,923

Commitments and contingencies

Equity:

Ordinary shares (par value of US$0.001 per share; 1,000,000,000 shares authorized as of December 31, 2010 and September 30, 2011 (unaudited); 136,821,600 shares issued and outstanding as of December 31, 2010 and 140,401,842 shares issued and outstanding as of September 30, 2011 (unaudited))	999	1,022	160

Additional paid-in capital	892,298	910,954	142,828
Accumulated other comprehensive loss	(16,737)	(17,833)	(2,796)
Statutory reserves	31,247	31,247	4,899
Retained earnings	49,480	128,213	20,102

Total China Kanghui Holdings shareholders’ equity	957,287	1,053,603	165,193
Non-controlling interests	—	8,220	1,289

Total equity	957,287	1,061,823	166,482

Total liabilities and equity	1,052,180	1,188,886	186,405

China Kanghui Holdings

Consolidated Statements of Operations

Expressed in thousands, except share and per share data

	Three Months Ended September 30,			Nine Months Ended September 30,
	2010	2011		2010	2011
	RMB Unaudited	RMB Unaudited	US$ Unaudited	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net revenue	63,599	80,659	12,646	170,469	230,392	36,123
Cost of revenue	(17,898)	(22,145)	(3,472)	(51,326)	(65,113)	(10,209)

Gross profit	45,701	58,514	9,174	119,143	165,279	25,914

Operating expenses
Selling expenses	(5,470)	(8,261)	(1,295)	(16,957)	(26,999)	(4,233)
General and administrative expenses	(6,150)	(10,664)	(1,672)	(21,009)	(35,212)	(5,521)
Research and development costs	(1,726)	(3,218)	(505)	(3,758)	(6,519)	(1,022)

Operating income	32,355	36,371	5,702	77,419	96,549	15,138
Interest income	1,207	6,295	987	1,857	10,543	1,653
Government grants	330	—	—	360	3,190	500
Other income	34	941	147	478	1,934	303
Other expenses	(36)	(970)	(152)	(313)	(1,878)	(294)
Foreign exchange loss	(2,900)	(2,783)	(436)	(3,081)	(8,124)	(1,274)

Income before income taxes	30,990	39,854	6,248	76,720	102,214	16,026
Income tax expense	(4,342)	(11,108)	(1,742)	(4,542)	(23,869)	(3,742)

Net income	26,648	28,746	4,506	72,178	78,345	12,284
Net loss attributable to non-controlling interests	—	139	22	—	388	61

Net income attributable to China Kanghui Holdings	26,648	28,885	4,528	72,178	78,733	12,345

Accretion of redeemable convertible preferred shares:
Series A	(1,483)	—	—	(7,572)	—	—
Series B	(10,977)	—	—	(54,988)	—	—
Series B-1	(567)	—	—	(2,844)	—	—

Net income attributable to ordinary shareholders	13,621	28,885	4,528	6,774	78,733	12,345

Earnings per share
Basic	0.14	0.21	0.03	0.09	0.57	0.09
Diluted	0.12	0.19	0.03	0.08	0.51	0.08

Shares used in earnings per share computation
Basic	100,380,949	140,358,000	140,358,000	72,092,871	138,642,708	138,642,708
Diluted	112,329,330	155,152,302	155,152,302	82,816,965	153,254,979	153,254,979

Share-based compensation charges incurred during the period related to:

Cost of revenue	54	49	8	143	148	23
Selling expenses	120	108	17	348	329	52
General and administrative expenses	1,356	2,195	344	6,701	4,732	742
Research and development expenses	54	50	8	142	148	23

Total	1,584	2,402	377	7,334	5,357	840

China Kanghui Holdings

Reconciliations of Non-GAAP Results to GAAP Results of Operations

(RMB in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2011	2010	2011
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue	63,599	80,659	170,469	230,392

Non-GAAP net income	28,232	31,287	79,512	84,090
Non-GAAP net margin	44.4%	38.8%	46.6%	36.5%
Share-based compensation	(1,584)	(2,402)	(7,334)	(5,357)

GAAP net income	26,648	28,885	72,178	78,733
GAAP net margin	41.9%	35.8%	42.3%	34.2%

Non GAAP earnings per share -basic	0.15	0.22	0.20	0.61
Non GAAP earnings per share -diluted	0.14	0.20	0.17	0.55
Non GAAP earnings per ADS -basic	0.91	1.34	1.17	3.64
Non GAAP earnings per ADS -diluted	0.81	1.21	1.02	3.29

GAAP earnings per share -basic	0.14	0.21	0.09	0.57
GAAP earnings per share -diluted	0.12	0.19	0.08	0.51
GAAP earnings per ADS -basic	0.81	1.23	0.56	3.41
GAAP earnings per ADS -diluted	0.73	1.12	0.49	3.08

Shares used in computation of:
Basic earnings per share	100,380,949	140,358,000	72,092,871	138,642,708
Diluted earnings per share	112,329,330	155,152,302	82,816,965	153,254,979
Basic earnings per ADS	16,730,158	23,393,000	12,015,479	23,107,118
Diluted earnings per ADS	18,721,555	25,858,717	13,802,828	25,542,496

Non-GAAP operating income	33,939	38,773	84,753	101,906
Non-GAAP operating margin	53.4%	48.1%	49.7%	44.2%
Share-based compensation	(1,584)	(2,402)	(7,334)	(5,357)

GAAP operating income	32,355	36,371	77,419	96,549
GAAP operating margin	50.9%	45.1%	45.4%	41.9%

Non-GAAP gross profit	45,755	58,563	119,286	165,427
Non-GAAP gross margin	71.9%	72.6%	70.0%	71.8%
Share-based compensation	(54)	(49)	(143)	(148)

GAAP gross profit	45,701	58,514	119,143	165,279
GAAP gross margin	71.9%	72.5%	69.9%	71.7%